July 17, 2019

Kevin Hagen
Chief Executive Officer
PotNetwork Holdings, Inc.
3531 Griffin Road
Fort Lauderdale, FL 33312

       Re: PotNetwork Holdings, Inc.
           Amendment No. 1 to Form 10-12G
           Filed July 5, 2019
           File No. 000-55969

Dear Mr. Hagen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Liquidity and Capital Resources, page 17

1. We note your response to prior comment nine regarding your 2018 increase in advances in accounts receivable. Please revise to disaggregate the $4.6 million balance at December
      31, 2018 between advances, accounts receivable and prepaid expenses, and separately describe the reasons for changes in each category from December 31, 2017 amounts.
2. As previously requested, please revise to describe the causes underlying the changes in your accounts payable, notes payable and due to third party for all periods presented.
 Kevin Hagen
FirstName LastNameKevin Hagen
PotNetwork Holdings, Inc.
Comapany NamePotNetwork Holdings, Inc.
July 17, 2019
July 17, 2019 Page 2
Page 2
FirstName LastName
Critical Accounting Policies and Estimates
Impact of Most Recent Accounting Pronouncements, page 19

3. Your revenue recognition policy as of January 1, 2019 on page F-26 continues to be based on the guidance of ASC 605. Please address the following:
           Revise to disclose if you have adopted ASU 2016-02 (ASC 606) "Revenue for
             Contracts with Customers," when you expect to adopt and the expect impact upon adoption.
           If you have adopted ASC 606, please revise to provide the required transitional disclosures, including when you adopted, what method you used, and the nature and amount of adjustments upon adoption.
           To the extent you do not believe there were any adjustments upon your adoption of
             ASC 606, disclose that fact and tell us in detail how you arrived at that conclusion.
           Revise your revenue recognition policies throughout your document to reflect your appropriate consideration of the guidance and framework of ASC
606.
Item 10. Recent Sales of Unregistered Securities, page 25

4. We note your revised disclosure in response to comment 13. For each issuance of unregistered securities by the company, please disclose the value of the consideration the company received for the securities (e.g., the value of debt converted into common stock)
         as well as the exemption from registration that the company relied on to issue the securities (e.g., Section 4(a)(2) of the Securities Act). Please refer to Item 701 of
         Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-1

5.       Please revise the language in your audit report for the year ended
December 31,
         2018 to comply with the guidance in PCAOB AS 3101 and SEC Release 34-81916.
Balance Sheet, page F-2

6. As previously requested, please revise to state separately on the face of your balance sheet or in a note thereto amounts receivable from customers, related parties and others in accordance with ASC 210-10-S99-1. Please also quantify the amount of any allowance for doubtful accounts, if any, for each period presented.
7. As previously requested, please revise to label your Notes Payable, which are convertible into shares of your common stock, as convertible on the face of your Balance Sheet for all periods presented. Please also classify the balance of the notes between current and long-
         term based on its payment terms.
8. As previously requested, please revise the Stockholders' Equity section of your Balance
         Sheet to quantify the amount of common and preferred shares issued and outstanding at each balance sheet date. In this regard, it does not appear that you have disclosed the
 Kevin Hagen
FirstName LastNameKevin Hagen
PotNetwork Holdings, Inc.
Comapany NamePotNetwork Holdings, Inc.
July 17, 2019
July 17, 2019 Page 3
Page 3
FirstName LastName
         amounts issued and outstanding as of December 31, 2017.
Cash Flow Statement, page F-7

9. Your response to prior comment 19 indicates that you made certain reclassifications within your Statement of Cash Flows; however, we did not note any such changes in your amended filing. As such, please revise your Statement of Cash Flows to reclassify your cash flows for third party loans and convertible note payable from operating to financing activities, or tell us why this is not necessary.
Statement of Stockholders' Equity, page F-8

10. As previously requested, please revise your Statements of Stockholders' Equity for all periods to include your Preferred shares.
11. Your response to prior comment 21 indicates that you made changes to your Statement of
         Stockholders' Equity with respect to your additional paid in capital; however, we did not note any such changes in your amended filing. As such, we reissue our initial comment.
         Given that the par value of your common stock is $0.00001 per share, it is unclear how you accounted for your common share issuances in both 2017 and 2018 and the resulting impact (or lack thereof) on Additional Paid-in Capital. Please advise or revise.
Note 1 - Organization and Description of Business, page F-9

12. We note your response to prior comment 22 regarding your various organization transactions. Please provide us the following:
           As you accounted for your January 30, 2017 "reverse triangular merger" under ASC
             805-40 as a reverse acquisition, please provide us the initial accounting on your financial statements of this transactions on a stand-alone basis, including the calculation of goodwill.
           Tell us how the March 31, 2017 holding company reorganization was accounted for on a stand-alone basis and what accounting guidance was used and how this impacted your financial statements at that time.
           At reversal, with the February 2018 "reversal ab initio," tell us how this event was accounted for on a stand-alone basis, what accounting guidance was used, and how this impacted your financial statements at that time.
Note 2 - Summary of Significant Accounting Policies, page F-10

13. As previously requested, please revise your Accounts Receivable policy to include a discussion of your assessment of collectibility and any establishment of an allowance for doubtful accounts. If you determine no allowance is necessary for any period, disclose such.
14. We note that you revised your property & equipment footnote on page F-11 in response to prior comment 24; however, similar revisions were not made to your property
 Kevin Hagen
PotNetwork Holdings, Inc.
July 17, 2019
Page 4
      & equipment footnote on page on F-27. Please revise your footnote on page F-27 accordingly.
Note 11 - Notes Payable to Sign N Drive, page F-14

15. Your response to prior comment 24 indicates that you made changes to Note 11 to provide additional detail regarding the terms of the loan; however, we did not note any such changes in your amended filing. As previously requested, please revise to provide a more robust description of the terms of your notes payable (including interest, maturity and conversion terms), as well as a discussion of any conversions and/or modifications made during the periods presented. Please also explain your accounting for the embedded conversion option.
Note 11 - Notes Payable to Illiad Research & Trading, LP, page F-32

16. Please revise to provide a more detailed description of the terms of your notes payable to
      Illiad Research & Trading, LP (including maturity date, future amounts that can be borrowed, etc.).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at
(202) 551-3601 or
Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin Hagen
                                                           Division of
Corporation Finance
Comapany NamePotNetwork Holdings, Inc.
                                                           Office of Healthcare
& Insurance
July 17, 2019 Page 4
cc:       Jonathan D. Leinwand, Esq.
FirstName LastName